X-AMENDMENT



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

02005111

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RECD S.E.C. 28 2002

ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

SEC FILE NUMBER
8- 17080

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/00 (MM/DD/YY) AND ENDING 6/30/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
MULTI SPECTRUM INVESTING CORPORATION

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 WEST CLIFF STREET
(No. and Street)

SOMERVILLE (City) NEW JERSEY (State) 08876 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DR. NANDOR JENOFI (908) 526-6600
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CANTERELLI, VERNOIA & ENTERLINE, LLP
(Name — *if individual, state last, first, middle name*)

ONE EASTERN AVE. (Address) SOMERVILLE (City) NEW JERSEY (State) 08876 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 27 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, NADOR JENOFI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MULTI SPECTRUM INVESTING CORPORATION, as of JUNE 30, XX 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

PRESIDENT
Title

LORRAINE DAVID
NOTARY PUBLIC OF NEW JERSEY
MY COMMISSION EXPIRES JULY 19, 2005

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [ ] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Canterelli, Vernoia & Enterline, LLP
CERTIFIED PUBLIC ACCOUNTANTS

Vincent J. Canterelli, CPA
Michael F. Vernoia, Jr., CPA
Randall H. Enterline, CPA

ONE EASTERN AVENUE
SOMERVILLE, NEW JERSEY 08876

908 725-4414
FAX 908 725-4717

November 28, 2001

Securities & Exchange Commission
And
National Association of Securities Dealers, Inc.

RE: Multi Spectrum Investing Corporation
1 West Cliff Street
Somerville, NJ 08876
SEC File #8-17080
Firm ID# 006221

Annual Audit Report
Focus Form X-17A, Part IIA
Year Ended June 30, 2001

Ladies and Gentlemen:

Our audit of the company records disclosed that no material differences existed between the audited computation of net capital and the broker/dealer's corresponding unaudited Part IIA net capital computation.

The examination likewise disclosed no material inadequacies found to have existed since the date of the previous audit.

CANTERELLI, VERNOIA & ENTERLINE, LLP

Canterelli, Vernoia + Enterline, LLP

Certified Public Accountants